EXHIBIT 20.1


March 16, 2005


Dear BellaVista Shareholder:

We are pleased to report to you the results of the vote on the shareholder proposal put forward by Messrs. Jeffrey Black and Michael Johnson at the Shareholder Meeting on March 14, 2005 at the Elks Lodge in Palo Alto. The Board of Directors opposed the proposal. The following table summarizes the results of the vote


                                     For             Against           Abstain
                         ----------------    ----------------    --------------
As a percentage of
   shares voted                     38.3%               59.6%              2.1%
As a percentage of
   outstanding shares               29.5%               45.9%              1.6%
Shares                         4,425,358           6,878,202           240,376


Included with this letter is a letter from our securities counsel, Paul Derenthal, who served as the inspector of elections for the vote. Mr. Black was given access to, and personally reviewed, the proxy votes and ballots prior to this announcement. Both Mr. Black and Mr. Johnson are informed of the results of the vote and have offered to provide assistance to the company in furtherance of its business plans to enhance shareholder value.

Based on the results of the vote, the company will be moving forward with its business plan as outlined to shareholders in January. We recognize that there are important issues to various shareholder constituencies that the Board must address. The Board has begun a process to review these issues in order to establish appropriate actions for the benefit of shareholders. We will communicate these actions to you once the Board has completed its process.

On behalf of the Board of Directors, management and our staff, we thank you for your support and will work to deliver to you, our valued shareholder, the results of our business plan.


Sincerely,


Michael Rider                           Eric Hanke
President                               Vice President